1/3/05 cm 2/8

[redacted]SSION

05035551

DIVISION OF MARKET REGULATION

RECD S.E.C.
JAN 5 2005
526

AM 2-8-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 0 3 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-47824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Professional Execution, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, 6th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna — (312) 244-2504
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 1 0 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-~~5(e)~~(2).*

OATH OR AFFIRMATION

I, William D'Anna, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Professional Execution, Inc (the Company) as of October 31, 2004, are true and correct. I further affirm that neither the Company nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

William D'Anna
Treasurer

Notary Public

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC STATE OF ILLINOIS

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Registered Public Accounting Firm's Supplemental Report on Internal Control

Statement of Financial Condition

TD Professional Execution, Inc.

October 31, 2004
with Report of Independent Registered Public Accounting Firm

TD Professional Execution, Inc.

Statement of Financial Condition

Year ended October 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. as of October 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TD Professional Execution, Inc. at October 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
December 17, 2004

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2004

Assets	
Cash	$ 44,298
Equity securities owned	130,360,119
Floor brokerage receivables	1,342,782
Deferred tax asset	184,229
Derivative contracts	148
Other assets	60,532
Total assets	$131,992,108
Liabilities and stockholder's equity	
Equity securities sold, not yet purchased	$ 46,056,988
Payable to clearing broker	76,257,723
Derivative contracts	142,398
Accounts payable and other liabilities	883,867
Pension and postretirement benefit obligations	112,352
Due to Parent	93,186
Total liabilities	123,546,514
Total stockholder's equity	8,445,594
Total liabilities and stockholder's equity	$131,992,108

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

TD Professional Execution, Inc. (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) LLC (the Parent) acquired Rom-Bo, an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution. TD Securities (USA) LLC is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank).

The Company is a registered broker-dealer and acts as a broker in stock, options, and futures, as well as a market maker in stock and single stock futures. The Company's primary business function is executing equities and equity option trading transactions on behalf of other broker-dealers including affiliates.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

Fair Value of Financial Instruments

Equity securities owned and equity securities sold, not yet purchased are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include cash, floor brokerage receivables, and payable to clearing broker.

1. Organization and Significant Accounting Policies (continued)

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices.

Receivable from, and Payable to, Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis against its proprietary securities positions subject to collateral maintenance requirements.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (U.S.A.), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. The Company mainly files separate state and local income tax returns. To the extent the Company incurs current-year losses, other members within the consolidated group compensate it for use of its current-year losses.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes."

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Agreement With Clearing Broker

The Company conducts business primarily with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with, and amounts payable to, this broker.

3. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan, which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank provides postretirement medical, dental, and life insurance under a postretirement plan which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

4. Transactions With Affiliates

Pursuant to a technology service agreement with an affiliate, Edge Trading Systems, LLC (Edge), Edge provides technology support services to the Company.

Due to Parent represents an overallocation of intercompany tax expense paid to the Company, which will be reimbursed to the Parent.

The Company shares certain facilities with affiliates and is allocated costs for these services. The most significant of these costs are for occupancy, finance, compliance, and legal work.

5. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of October 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of October 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

6. Income Taxes

In accordance with FAS 109, *Accounting for Income Taxes*, the Company has a deferred tax asset relating primarily to the Company's goodwill impairment/amortization. The Company recognizes the federal deferred tax benefit associated with such temporary differences as a deferred tax asset on its statement of financial condition. The Company has not recorded an associated valuation allowance because the Company is more likely than not to realize benefit from the deferred tax asset.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2004, the Company had net capital, as defined, of $7,647,840, which was $7,397,840 in excess of its required net capital.

7. Net Capital Requirements (continued)

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.